UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 31, 2022

Oaktree Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39526	98-1551592
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices, and Zip Code)

(213) 830-6300

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	OACB.U	New York Stock Exchange
Class A ordinary shares included as part of the units	OACB	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OACB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on December 7, 2021, Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“OACB” or the “Company”), entered into a Business Combination Agreement (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OACB, Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B229193 (“Alvotech”) and the legal entity named “Alvotech”, previously named Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (“TopCo”).

Following the entry into the Business Combination Agreement, OACB received two letters (collectively, the “Shareholder Letters”) from purported shareholders of OACB claiming certain allegedly material omissions in its preliminary proxy statement/prospectus (as amended, the “Proxy Statement”), which was included in the registration statement on Form F-4 (the “Registration Statement”) first filed by TopCo with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2021 relating to the transactions contemplated by the Business Combination Agreement (the “Business Combination”).

While OACB believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiff’s disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, OACB has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, OACB specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. OACB believes the Shareholder Letters are without merit.

Supplemental Disclosures to Proxy Statement

The following Supplemental Disclosures should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the penultimate paragraph on page 151 of the Proxy Statement under the heading “The Background to the Business Combination”:

In the process that led to identifying Alvotech as an attractive investment opportunity, OACB’s management team evaluated over 235 potential business combination targets, entered into non-disclosure agreements with approximately 73 potential business combination targets (other than Alvotech), and submitted non-binding indications of interest or letters of intent with respect to eight potential business combination targets (other than Alvotech). Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions.

The following disclosure replaces the last paragraph on page 152 of the Proxy Statement under the heading “The Background to the Business Combination”:

On May 11, 2021, May 18, 2021, May 21, 2021, May 25, 2021, and May 26, 2021 OACB’s management, and representatives of Deutsche Bank, held various telephone conversations to discuss the Alvotech business and financial forecast. In the past, Deutsche Bank and Citi served as underwriters of OACB’s IPO, but neither have provided prior services to Alvotech. Deutsche Bank is serving as financial advisor and capital markets advisor to OACB in connection with the Business Combination. Each of Deutsche Bank and Citi are eligible to receive $4,375,000 in deferred underwriting compensation, which is contingent upon the consummation of the Business Combination. Morgan Stanley and Credit Suisse are serving as financial advisors to Alvotech in connection with the Business Combination. Neither Morgan Stanley nor Credit Suisse have provided prior services to OACB or Alvotech. Alvotech formally engaged Credit Suisse on August 2, 2021 and Morgan Stanley on August 5, 2021. OACB engaged Deutsche Bank on May 6, 2021. As consideration for rendering such services, Alvotech and OACB agreed with their respective financial advisors, pursuant to engagement letters, to compensate, by way of customary fee arrangements, the financial advisors for their services as a financial advisors in addition to providing expense reimbursement and indemnification. If the Business Combination does not close, the financial advisors will not be entitled to any such fees but will be entitled to expense reimbursement and indemnification pursuant to the terms and conditions of their respective engagement letters.

The following disclosure replaces the penultimate paragraph on page 157 of the Proxy Statement under the heading “The Background to the Business Combination”:

On October 23, 2021, Arendt & Medernach SA (“Arendt,” Luxembourg counsel to Alvotech) delivered an initial draft of the BCA Framework Agreement to K&E setting forth certain shareholders approvals related to the transaction as well as the settlement of certain outstanding warrants and convertible equity obligations. On November 3, 2021, K&E returned comments to Arendt, reflecting a number of questions regarding the status of various agreements among the shareholders and the treatment of existing convertible interests. On November 9 and November 11, 2021, Arendt delivered further revisions to the BCA Framework Agreement to K&E, reflecting responses to K&E’s comments and updates related to the status of the various instruments held by the stockholders of Alvotech and their treatment in connection with the proposed transaction. On November 19, 2021, K&E returned comments to the BCA Framework Agreement to Arendt, largely reflecting additional questions related to the convertible interests. On November 24, 2021, Arendt returned comments to the BCA Framework Agreement to K&E, including further updates to certain agreements among the stockholders of Alvotech and with respect to the Earn-Out Shares. Between November 29, 2021 and December 6, 2021, K&E and Arendt exchanged multiple drafts of the BCA Framework Agreement reflecting final negotiations among the stockholders of Alvotech and agreements with respect to the Pre-Closing Financing. In connection with the discussions regarding the BCA Framework Agreement, it was determined that Alvotech would assist the Sponsor with the identification of a director to fill the seat on the TopCo’s board of directors to be designated by Sponsor; however, no director or executive officer from OACB would fill such role. No director or officer of OACB will serve as a director or officer of, or otherwise be employed by, TopCo upon the consummation of the Business Combination.

Additional Information

In connection with the Business Combination, OACB and Alvotech have filed with the SEC the Registration Statement containing a proxy statement of OACB and a prospectus of TopCo. The Registration Statement has been declared effective by the SEC and OACB has mailed a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read the proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech, OACB and the proposed Business Combination. Shareholders of OACB are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a written request to: OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and Alvotech and their directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed Business Combination.

TopCo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech. For example, Alvotech’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; and the potential approval and commercial launch of AVT02. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Alvotech as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Alvotech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Alvotech’s estimates of expenses and profitability; (12) pending litigation related to AVT02; (13) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (13) the commercial launch date of AVT02 in the United States or elsewhere, and (15) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended December 13, 2021), in the Registration Statement or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech presently know or that OACB and Alvotech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K. Alvotech and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report on Form 8-K and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech, OACB, TopCo or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Current Report on Form 8-K, the information contained in this Current Report on Form 8-K, or the omission of any information from this Current Report on Form 8-K.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE ACQUISITION CORP. II

Date: May 31, 2022	By:	/s/ Zaid Pardesi
	Name:	Zaid Pardesi
	Title:	Chief Financial Officer and Head of M&A